Room 4561
      June 24, 2005

David Ayres
President
Prism Software Corporation
15500-C Rockfield Blvd.
Irvine, California  92618

      Re:	Prism Software Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
      File No. 0-19470

Dear Mr. Ayres,

      We have reviewed your response letter dated June 20, 2005 and have the following additional comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Revenue Recognition, page F-8
1. We have read your response to prior comment 1 and remain unclear as to your basis for relying on paragraph 57 of SOP 97-2 to recognize your initial maintenance revenue at delivery. Please describe the support services and any upgrade and enhancement rights that you provide to your customers under your maintenance agreements. Indicate whether support (e.g., telephone, internet, etc.) is available to customers over the term of the initial agreements and describe your history of providing upgrades and enhancements. In addition, clarify why you have been unable to determine that revenue related to renewals should be recognized on a basis other than straight line.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst at (202) 551-3451 or me at
(202)
551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
						Senior Assistant Chief Accountant
??

??

??

??

David Ayres
Prism Software Corporation
June 24, 2005
Page 1